UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                               (Amendment No. 12)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Syd Ghermezian
                           9440 West Sahara, Suite 240
                             Las Vegas, Nevada 89117
                                 (702) 430-5800

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                              Jonathan M.A. Melmed
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100

                                October 31, 2008
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP NO 727659104                                        Page 2 of 8

     1.       NAMES OF REPORTING PERSONS.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Syd Ghermezian
              ------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)
              (a)    |X| See Items 5 and 6.
              ------------------------------------------------------------------
              (b)    |_|
              ------------------------------------------------------------------
     3.       SEC USE ONLY
              ------------------------------------------------------------------
     4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

              AF
              ------------------------------------------------------------------
     5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(D) OR 2(E)     |_|
              ------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
              ------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER

                        None
SHARES
              ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER

                        9,737,821
OWNED BY      ------------------------------------------------------------------

                   9.   SOLE DISPOSITIVE POWER
EACH
                        None
REPORTING     ------------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER
PERSON
                        9,737,821
              ------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,737,821
              ------------------------------------------------------------------
     12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)   |_|
              ------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.3% (see Item 5 for an explanation)
              ------------------------------------------------------------------
     14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
              ------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO 727659104                                        Page 3 of 8

     1.       NAMES OF REPORTING PERSONS.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Regent Venture V LLC
              ------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)
              (a)    |X| See Items 5 and 6.
              ------------------------------------------------------------------
              (b)    |_|
              ------------------------------------------------------------------
     3.       SEC USE ONLY
              ------------------------------------------------------------------
     4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

              WC
              ------------------------------------------------------------------
     5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(D) OR 2(E)     |_|
              ------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada
              ------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER

                        None
SHARES
              ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER

                        9,737,821
OWNED BY      ------------------------------------------------------------------

                   9.   SOLE DISPOSITIVE POWER
EACH
                        None
REPORTING     ------------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER
PERSON
                        9,737,821
              ------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,737,821
              ------------------------------------------------------------------
     12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)   |_|
              ------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.3% (see Item 5 for an explanation)
              ------------------------------------------------------------------
     14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
              ------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO 727659104                                        Page 4 of 8

     1.       NAMES OF REPORTING PERSONS.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Braesridge Energy LLC
              ------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)
              (a)    |X| See Items 5 and 6.
              ------------------------------------------------------------------
              (b)    |_|
              ------------------------------------------------------------------
     3.       SEC USE ONLY
              ------------------------------------------------------------------
     4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

              WC
              ------------------------------------------------------------------
     5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(D) OR 2(E)     |_|
              ------------------------------------------------------------------
     6.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
              ------------------------------------------------------------------
NUMBER OF          7.   SOLE VOTING POWER

                        None
SHARES
              ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER

                        8,040,421
OWNED BY      ------------------------------------------------------------------

                   9.   SOLE DISPOSITIVE POWER
EACH
                        None
REPORTING     ------------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER
PERSON
                        8,040,421
              ------------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,040,421
              ------------------------------------------------------------------
     12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)   |_|
              ------------------------------------------------------------------
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              29.1% (see Item 5 for an explanation)
              ------------------------------------------------------------------
     14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
              ------------------------------------------------------------------

     This Amendment No. 12 ("Amendment No. 12") to Schedule 13D, filed by Regent Venture V LLC ("Regent"), Braesridge Energy LLC ("BEL") and Syd Ghermezian (collectively, the "Reporting Persons") pursuant to a Joint Filing Agreement filed as an exhibit herewith. This Amendment No. 12 to Schedule 13D amends and supplements the statement on Schedule 13D, as previously amended and supplemented, with respect to the common stock, par value $.0001 per share (the "Common Stock"), of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 12 have the meanings set forth in the initial Schedule 13D and the amendments thereto. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D and the amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration

     BEL purchased 241,321 shares of Common Stock and 313,000 Warrants that were not previously reported on Schedule 13D for an aggregate purchase price of $1,406,095. Regent purchased 497,400 shares of Common Stock at a price of $1 per share. An itemized breakdown of these transactions is more fully set forth in Items 5 and 6 below. In each case, the source of funds for the payment by Regent and BEL for such shares of Common Stock and Warrants was their working capital.

Item 4. Purpose of Transaction

     In pursuing their businesses, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of company management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with the management of such companies, including the Issuer, in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy. In addition, the Reporting Persons may seek to influence the Issuer regarding courses of action that the Reporting Persons may suggest are in the Issuer's best interest and which, in the Reporting Persons' opinion, would enhance shareholder value. In addition, the Reporting Persons may, from time to time, contact the Issuer to express their views regarding the Issuer's business and operations.

     Recently, the Reporting Persons and Barry Kostiner, the Chief Executive Officer of the Issuer, have been engaged in informal discussions regarding the advantages and disadvantages for the Issuer and its shareholders if the Issuer were to be subject to a going private transaction; however, the Reporting Persons have not taken any actions with respect to such a transaction and no specific proposal was discussed with respect to such a transaction. The Reporting Persons do not have any present plans or specific proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. The Reporting Persons may acquire additional shares of Common Stock or Warrants, at any time and from time to time, in the open market, in private transactions or otherwise and dispose of shares of Common Stock or Warrants, at any time and from time to time, in the open market, in private transactions or otherwise.

Item 5. Interest in Securities of the Issuer

     (a) Regent owns 100% of BEL. Barry Kostiner no longer has any interest in BEL. Syd Ghermezian is Manager of both Regent and BEL. Regent is the owner of 497,400 shares of Common Stock. BEL is the owner of 3,696,121 shares of Common Stock. BEL also owns 5,544,300 Warrants (which are immediately exercisable). As a result of the foregoing, Regent owns 35.3% of the outstanding Common Stock calculated in accordance with Rule 13D. The calculation of this percentage is made on the basis of there being 22,070,762 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Mr. Ghermezian, as Manager of Regent and BEL, in which capacities he has voting and/or investment power over the shares of Common Stock held by Regent and BEL, may be deemed to beneficially own the shares of Common Stock and Warrants.

     (b) (i) The following purchases of Common Stock of the Issuer were effected by BEL on the open market since the last filing on Schedule 13D:

            # Shares Purchased        Date               Price
            -------------------       ----              -------
            576                       09/03/08          $3.12
            3,000                     09/04/08          $3.20
            19,500                    09/08/08          $3.20
            51,000                    09/09/08          $3.19
            17,138                    09/10/08          $3.18
            11,786                    09/11/08          $3.20

         (ii) The following purchases of Warrants of the Issuer were effected by BEL on the open market pursuant to its 10b5-1 trading plan since the last filing on Schedule 13D or not previously reported:

             # Warrants Purchased      Date               Price
             ---------------------     ----              ------
             5,000                     05/20/08           $0.94
             8,000                     06/27/08           $0.96
             10,000                    07/03/08           $0.91
             10,000                    07/07/08           $0.90
             12,500                    07/08/08           $0.86
             7,500                     07/11/08           $0.87
             2,500                     07/14/08           $0.90
             10,000                    07/15/08           $0.88
             10,000                    07/17/08           $0.88
             10,000                    07/25/08           $0.85
             10,000                    07/28/08           $0.85
             22,500                    08/05/08           $0.79
             40,000                    08/07/08           $0.77
             35,000                    08/08/08           $0.80
             17,500                    08/13/08           $0.80
             10,000                    08/18/08           $0.80
             45,000                    08/26/08           $0.78
             20,000                    08/27/08           $0.77
             10,000                    09/03/08           $0.71
             7,500                     09/05/08           $0.72
             10,000                    09/09/08           $0.67


         (iii) The following purchases of Common Stock of the Issuer were effected by Regent on the open market since the last filing on Schedule 13D:

             # Shares Purchased        Date               Price
             -------------------       ----              ------
             497,400                   10/31/08          $1.00


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     On November 26, 2007, BEL entered into a "written plan for trading securities" within the meaning of Rule 10b5-1 promulgated under the Exchange Act to purchase Warrants (the "Trading Plan") and indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of the Issuer's securities, during a period when it is not aware of any material nonpublic information regarding the Issuer. The Trading Plan has been terminated and therefore no additional Warrants will be purchased thereunder by BEL.

     On September 25, 2008, BEL completed the purchase of 138,321 shares of Common Stock pursuant to the Purchase Agreement.

Item 7. Material to be Filed as Exhibits

     Joint Filing Agreement dated as of November 24, 2008, among Regent Venture V LLC, Braesridge Energy LLC and Mr. Syd Ghermezian.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 2008


                                    By:      /s/ Syd Ghermezian
                                       -----------------------------------------



                                    REGENT VENTURE V LLC


                                    By:      /s/ Syd Ghermezian
                                       -----------------------------------------
                                       Name: Syd Ghermezian
                                       Title: Manager



                                    BRAESRIDGE ENERGY LLC


                                    By:      /s/ Syd Ghermezian
                                       -----------------------------------------
                                       Name: Syd Ghermezian
                                       Title: Manager